KIRKLAND LAKE GOLD REPORTS
SOLID Q1 2021 RESULTS

Toronto, Ontario – May 6, 2021 – Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced the Company’s financial and operating results for the first quarter of 2021 (“Q1 2021”). The results for the quarter exceeded target levels in a number of key areas, including production and all-in sustaining costs (“AISC”) per ounce sold, which reflected stronger than expected production and sales at Fosterville and Detour Lake, as well as lower than planned sustaining capital expenditures. The Company’s full financial statements and management discussion & analysis are available on SEDAR at www.sedar.com and on the Company’s website at www.kl.gold. All dollar amounts are in U.S. dollars, unless otherwise noted.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold commented: “We benefited from strong results in March, which was the key driver for higher than expected production and materially better than planned AISC in Q1 2021. We have had a solid start to 2021 and are poised for three strong quarters of operating results over the remainder of the year. Assuming current gold prices, we are also well positioned for improved financial performance beginning in the second quarter and expect to finish 2021, once again, as among the most profitable companies in our sector.

Looking at key highlights of Q1 2021, we had solid grade outperformance at Fosterville, achieved record first-quarter throughput at Detour Lake, including record daily throughput of 80,339 tonnes on March 24, 2021, and reached 5,000 feet of advance at the #4 Shaft project at Macassa, with the project remaining over a month ahead of schedule. In addition, we continued to achieve exploration success, with new drilling results at Detour Lake confirming the continuity of a large mineralized corridor in the Saddle Zone connecting the Main and West pit locations and further extending the mineralization west of existing Mineral Reserves. We issued a new technical report for Detour Lake, outlining a very attractive operation that has potential to get even better once we factor the considerable drilling success we are achieving into a further updated mine plan, expected in 2022. Finally, we issued our 2021 Sustainability Report in March highlighting the significant progress we have made through our commitment to net-zero emissions by 2050 or earlier, demonstrating that, for Kirkland Lake Gold, responsible mining is integral to everything we do and is part of our culture.”

Q1 2021 PRODUCTION BEATS GUIDANCE
Production of 302,847 exceeded guidance of 270 – 290 kozs reflecting higher than planned production at Fosterville and Detour Lake

UNIT COSTS BETTER THAN PLANNED
Operating cash costs(1) of $542/oz sold, AISC(1) of $846/oz ($667 in March 2021)

ON TRACK TO ACHIEVE 2021 GUIDANCE
Poised for three strong quarters over balance of 2021; on track to achieve all 2021 guidance

SOLID EARNINGS & CASH FLOW IN Q1 2021
Net earnings of $161.2M ($0.60/share), adjusted net earnings of $167.8M ($0.63/share), Op. cash flow of $208.2M; free cash flow(1) of $42.7M

RETURNED $96.6M TO SHAREHOLDERS
Paid $50.3M in dividends and used $46.3M to repurchase 1,074,100 shares during Q1 2021

CONTINUED EXPLORATION SUCCESS
Additional drilling success in Saddle Zone at Detour Lake between existing Main Pit and planned West pits

EXCELLENT PROGRESS WITH GROWTH PROJECTS
Including #4 Shaft at Macassa over a month ahead of schedule and projects supporting expansion at Detour Lake advancing on plan

NEW NI 43-101 REPORT AT DETOUR LAKE
Production expansion, low unit costs and long production life; Significant exploration success to be included in new mine plan expected in 2022

2021 SUSTAINABILITY REPORT FILED
Includes increased ESG disclosures, greater inclusion of Sustainable Accounting Standards Board (“SASB”) disclosures and metrics for Metals and Mining

SUMMARY OF PERFORMANCE

Q1 2021

•Net earnings of $161.2 million or $0.60 per share; Adjusted net earnings(1) of $167.8 million or $0.63 per share.
•Cash flows including net cash provided by operating activities of $208.2 million and free cash flow(1) of $42.7 million.
•Revenue of $551.8 million, reflecting gold sales of 308,029 ounces and an average realized gold price(1) of $1,788 per ounce.
•EBITDA(1)(2) of $340.9 million.
•Capital expenditures totalled $106.8 million, with sustaining capital expenditures(1) accounting for $60.5 million and growth capital expenditures(1) for $46.3 million (excluding capitalized exploration expenditures).
•Exploration and evaluation expenditures totalled $42.4 million, including $36.9 million of capitalized expenditures and $5.5 million of expensed exploration expenditures.
•Cash at March 31, 2021 of $792.2 million versus $847.6 million at December 31, 2020 with no debt; Change in cash reflects distribution of production in 2021, timing of capital expenditures, including capitalized exploration expenditures, and impact of dividends and share repurchases.
•$96.6 million returned to shareholders including $50.3 million used for dividends, reflecting 50% increase to quarterly dividend, to $0.1875 per share, effective the Q4 2020 dividend (paid on January 14, 2021 to shareholders of record on December 31, 2020) as well as $46.3 million used to repurchase 1,074,100 shares in early January through normal course issuer bid (“NCIB”).
•Solid operating results – Consolidated guidance achieved:
◦Production of 302,847 ounces (Q1 2021 guidance: 270,000 – 290,000 ounces; 2021 guidance: 1,300,000 – 1,400,000 ounces)
◦Production costs of $170.1 million
◦Operating cash costs per ounce sold(1) of $542 (2021 guidance: $450 – $475)
◦AISC per ounce sold(1) of $846 (Q1 2021 guidance: $1,000; 2021 guidance: $790 – $810).

(1)See “Non-IFRS Measures” in this press release and on pages 26 – 32 of the MD&A for the three months ended March 31, 2021.
(2)Refers to Earnings before Interest, Taxes, Depreciation, and Amortization.

KEY DEVELOPMENTS

Responsible Mining

A key component of the Kirkland Lake Gold’s business is its commitment to responsible mining. Consistent with this commitment, the Company is an industry leader in reducing greenhouse gas emissions, has made significant investments to enhance the safety and minimize the impacts of tailings facilities; and has increased the effectiveness of its reclamation programs, with Detour Lake having recently been awarded the Tom Peters Memorial Mine Reclamation Award in recognition of its Progressive Reclamation Program. In Q1 2021, the Company pledged to achieve net-zero carbon emissions by 2050 or earlier and followed that pledge with a commitment to invest $75 million per year for five years on technology, innovation and in providing community support. Key areas of focus for these investments is advancing and commercializing alternative fuels and energies, creating the mines of the future through greater use of digitization, automation, connectivity, and investing in communities in such key areas as mental health, homelessness, addiction, senior care and youth training and development.

COVID-19 Response

The Company’s health and safety protocols related to the COVID-19 pandemic remained in place throughout Q1 2021 and were enhanced with the introduction of mandatory rapid testing for anyone traveling to Detour Lake. During Q1 2021, eight of the Company’s workers (employees and contractors) tested positive for the COVID-19 virus. Of the seven workers, five were employees at Macassa, who all tested positive in early March. The event was classified as an outbreak under the criteria followed by the local health unit. In response, the Company sent 64 rapid test kits and approximately 1,200 swab kits to Kirkland Lake, with the entire Macassa workforce (nearly 1,200 people) being tested in less than a week. Following the five positive test results, there was no further transmission of the virus and the local health unit declared the outbreak resolved within two weeks. The remaining three cases were contractors from Detour Lake, one of which tested positive while at site, another tested positive after leaving the mine, with the third case being identified through the rapid testing protocols at the Cochrane Bus Terminal designed to prevent cases from entering the site. In all three cases, the individuals had recovered from the virus by quarter end and there was no additional transmission within the Company’s workforce.

Subsequent to the end of Q1 2021, a second outbreak occurred at Macassa involving its near-surface exploration ramp project, with a total of seven workers testing positive. Work on the exploration ramp was suspended for approximately seven days while the entire project workforce was tested using rapid testing kits. Work had resumed at the project as of May 2, 2021 with no additional transmissions being reported.

Early in Q1 2021, the Company was advised that it was eligible to receive up to C$20.0 million in COViD-19 relief payments from the Government of Canada related to its extensive efforts to protect workers and provide wage protection during periods of reduced operations. The Company elected to decline the relief funds believing that the purpose of the program is designed to assist individuals and businesses experiencing hardship during the pandemic and is not intended for companies like Kirkland Lake Gold.

Detour Lake National Instrument (“NI”) 43-101 Report(2)

A new technical report (“2021 Detour Lake Technical Report”), including a new life-of-mine plan (“2021 LOMP”), for Detour Lake was filed on March 30, 2021. The new report supports the scientific and technical disclosure in the new Mineral Resource and Mineral Reserve estimates as at December 31, 2020 and confirms the multi-year production guidance (2021 – 2023) and unit cost and capital expenditure guidance for 2021 included in the Company’s press release dated December 10, 2020. Highlights of the report include production of 680,000 – 720,000 ounces from 2021 to 2024, increasing to approximately 800,000 ounces in 2025, with AISC per ounce sold(1) averaging $775 over the next five years and $821 over the 22-year production life. The 2021 Detour Lake Technical Report does not include any of the exploration success achieved since Detour Lake was acquired on January 31, 2020, nor does it include the full impact of business improvement initiatives undertaken since the acquisition. The 2021 Detour Lake Technical Report and 2021 LOMP are expected to be superseded by a new technical report and life-of-mine plan to be issued in 2022, which the Company expects will lead to significant value enhancement opportunities for the Detour Lake operation.

Mineral Reserve and Mineral Resource estimates as at December 31, 2020(2)

Mineral Reserve and Mineral Resource estimates as at December 31, 2020 were released on February 25, 2021. Included in the new estimates was a 3% increase in Mineral Reserves at operating mines, to 20,118,000 ounces, despite significant disruptions to the Company’s drilling programs in 2020 due to the COVID-19 pandemic. The increase in Mineral Reserves mainly related to the addition of 1,954,000 ounces (at 0.41 grams per tonne) of low-grade Mineral Reserves at Detour Lake, most of which will be processed at the end of the mine life (expected to be mined as waste under previous mine plans).

2021 Sustainability Report

The 2021 Sustainability Report was published on March 30, 2021, the first time the Company’s annual sustainability report has been published during the first quarter. The report includes increased disclosures on Environment, Social and Governance (“ESG”) topics and provides further inclusion of Sustainable Accounting Standards Board (“SASB”) disclosures and metrics for Metals and Mining, in addition to embracing the Responsible Gold Mining Principles of the World Gold Council and the Mining Association of Canada’s Towards Sustainable Mining. (to view report: https://s23.q4cdn.com/685814098/files/doc_downloads/sustainability/2021/KLGold_2021-GSR.pdf).
(1)See “Non-IFRS Measures” in this press release and on pages 26 – 32 of the MD&A for the three months ended March 31, 2021.
(2)Readers are referred to the Company’s Press Release dated February 25, 2021 and the Company’s NI 43-101 Technical Report entitled “Detour Lake Operation, Ontario, Canada, NI 43-101 Technical Report” effective December 31, 2020 as filed with the applicable regulatory authorities and the detailed Mineral Reserve and Mineral Resource estimates and footnotes set out therein.

DISTRIBUTION OF PRODUCTION IN 2021

In a press release dated December 10, 2020, the Company announced guidance for 2021, including production of 1,300,000 – 1,400,000 ounces, operating cash costs per ounce sold1 of $450 – $475 and all-in sustaining costs (“AISC”) per ounce sold1 of $790 – $810. As part of this announcement, the Company indicated that its expected production in 2021 would be weighted to the second half of the year largely reflecting mine sequencing, with lower grades expected at all three cornerstone assets early in the year, particularly in the first quarter. At that time, production guidance for the first and second halves of the year was provided, including 600,000 – 650,000 ounces for the first half of 2021 and 700,000 – 750,000 ounces for the final six months of the year. The Company also indicated that, based on the weighting of production, as well as the timing for sustaining capital expenditures, AISC per ounce sold1 was expected to average over $900 in the first six months of 2021, and be highest in Q1 2021, improving to approximately $700 during the second half of the year. In a press release dated February 25, 2021, the Company reiterated this guidance and provided additional information on expected production in the first half of 2021, indicating that production was expected to total 270,000 – 290,000 ounces in Q1 2021 and 330,000 – 360,000 ounces in the second quarter of the year (“Q2 2021”). Also included in the February 25, 2021 press release, the Company indicated that AISC per ounce sold was expected to average approximately $1,000 in Q1 2021 and approximately $900 in Q2 2021.

(1)See “Non-IFRS Measures” in this press release and on pages 26 – 32 of the MD&A for the three months ended March 31, 2021.

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE

Table 1. Financial and Operating Performance

(in thousands of dollars, except per share amounts)	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Three Months Ended December 31, 2020
Revenue	$551,846	$554,738	$691,548
Production costs	170,081	161,592	148,276
Earnings before income taxes	235,983	294,525	337,586
Net earnings	$161,193	$202,878	$232,573
Basic earnings per share	$0.60	$0.79	$0.86
Diluted earnings per share	$0.59	$0.77	$0.85
Cash flow from operating activities	$208,174	$241,506	$420,932
Cash investment on mine development and PPE	$165,475	$110,637	$188,507

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Three Months Ended December 31, 2020
Tonnes milled	5,952,141	4,118,105	6,087,218
Grade (g/t Au)	1.7	2.6	2.0
Recovery (%)	95.1%	95.9%	95.7%
Gold produced (oz)	302,847	330,864	369,434
Gold Sold (oz)	308,029	344,586	371,009
Average realized price ($/oz sold)(1)	$1,788	$1,586	$1,875
Operating cash costs per ounce ($/oz sold)(1)	$542	$440	$396
AISC ($/oz sold)(1)	$846	$776	$790
Adjusted net earnings(1)	$167,768	$179,169	$265,769
Adjusted net earnings per share(1)	$0.63	$0.70	$0.98
Free cash flow(1)	$42,699	$130,869	$232,425
(1)    Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 26-32 of this MD&A.

Table 2. Review of Earnings Performance

(in thousands except per share amounts)	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Three Months Ended December 31, 2020

Revenue	$551,846	$554,738	$691,548

Production costs	(170,081)	(161,592)	(148,276)
Royalty expense	(18,394)	(21,249)	(23,497)
Depletion and depreciation	(104,100)	(92,839)	(120,920)
Earnings from mine operations	259,271	279,058	398,855

Expenses
General and administrative(1)	(12,343)	(12,562)	(7,382)
Impairment loss	0	0	—
Transaction costs	0	(33,838)	—
Exploration	(5,486)	(5,931)	(3,602)
Care and maintenance	(4,196)	(2,890)	(9,288)
Rehabilitation costs	760	0	1,344
Earnings from operations	238,006	223,837	379,927

Finance and other items
Other income (loss), net	(1,424)	72,205	(41,077)
Finance income	247	2,596	(1,696)
Finance costs	(846)	(4,113)	432

Earnings before income taxes	235,983	294,525	337,586
Current income tax expense	(42,971)	(70,130)	(81,698)
Deferred income tax expense	(31,819)	(21,517)	(23,315)

Net earnings	$161,193	$202,878	$232,573

Basic earnings per share	$0.60	$0.79	$0.86
Diluted earnings per share	$0.59	$0.77	$0.85

Weighted average number of common shares outstanding (in 000's)
Basic	267,111	257,418	271,770
Diluted	267,907	258,360	272,703
(1)General and administrative expense for Q1 2021 (Q1 2020 and Q4 2020) include general and administrative expenses of $13.5 million ($15.0 million and $11.6 million) and share based payment expense (recovery) of $(1.1) million (($2.5) million and ($4.2) million).

Foreign Exchange Rates

After weakening sharply against the US dollar in Q1 2020, concurrent with the emergence of the COVID-19 pandemic, the Canadian and Australian dollars began strengthening against the US dollar starting in Q2 2020 with this trend continuing through the remainder of 2020 and into Q1 2021. As a result, the average exchange rates for Q1 2021 included C$ to US$ of 1.27 and A$ to US$ of 1.29. These exchange rates compared to 1.34 and 1.52, respectively, in Q1 2020 and 1.30 and 1.37, respectively, in Q4 2020. Compared to Q1 2020, changes in exchange rates in Q1 2021 resulted in an increase in operating cash costs(1) of approximately $10 million, operating cash costs per ounce sold(1) of $35, and AISC per ounce sold(1) of $50. Compared to Q4 2020, exchange rate changes increased operating cash costs(1) by approximately $4.0 million, operating cash costs per ounce sold(1) by $13 and AISC per ounce sold(1) by $20.

(1)The Foreign Exchange Rates discussion includes references to Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 26-32 of the MD&A for the three months ended March 31, 2021.

Review of Financial Performance

Revenue in Q1 2021 totalled $551.8 million, similar to revenue of $554.7 million in Q1 2020. Contributing to the change in revenue from Q1 2020 was a $55 million favourable impact from rate factors*, mainly reflecting a $202 per ounce or 13% increase in the average realized gold price(1), to $1,788 per ounce from $1,586 per ounce for the same period in 2020. The benefit of a higher average realized gold price(1) was offset by an unfavourable volume impact of $58 million reflecting a 11% reduction in total gold sales, to 308,029 ounces from 344,586 ounces in Q1 2020. Detour Lake contributed revenue of $252.6 million in Q1 2021, which compared to $179.4 million for the two months of Q1 2020 following its acquisition on January 31, 2020. Revenue at Macassa totalled $88.7 million, 10% higher than $80.6 million in Q1 2020. The increase in revenue at Macassa resulted from the higher average realized gold price(1) in Q1 2021, with gold sales for the quarter of 49,467 ounces largely unchanged from 50,765 ounces in Q1 2020. Fosterville contributed revenue of $210.6 million in Q1 2021 versus $247.3 million for the same period in 2020, with the reduction resulting from lower gold sales (117,450 ounces in Q1 2021 versus 153,752 ounces in Q1 2020) in line with the transition to a lower-grade production profile. Also contributing to revenue in Q1 2020 was $47.4 million from Holt Complex, based on sales for the quarter of 29,613 ounces, prior to these operations being suspended on April 2, 2020.

The $551.8 million of revenue in Q1 2021 compared to revenue of $691.5 million the previous quarter. Contributing to the $139.7 million reduction in revenue versus Q4 2020 was $118 million resulting from lower volumes, with gold sales of 308,029 ounces in Q1 2021 compared to 371,009 ounces the previous quarter, as well as $22 million related to rate factors, reflecting a 5% reduction in the average realized gold price(1) from $1,875 per ounce in Q4 2020. Revenue at all three operations were lower in Q1 2021 versus the previous quarter reflecting the reduction in the average realized gold price(1) and lower gold sales versus the final quarter of 2020, with gold sales of 371,009 ounces in Q4 2020 comprised of 165,893 ounces at Fosterville, 153,296 ounces at Detour Lake and 51,174 ounces at Macassa.

* Rate factors include the impact of changes in the average realized gold price(1) as well as any impact related to changes in foreign exchange rates. In Q1 2021, rate factors increased revenue by $55 million, which included a $62 million favourable impact from an increase in the average realized gold price(1), offset by a $7 million reduction related to a weaker US dollar compared to the Canadian and Australian dollars. Compared to Q4 2020, rate factors reduced revenue in Q1 2021 by $22 million, which included a $27 million unfavourable impact related to a lower average realized gold price(1) partially offset by a $5 million increase in revenue resulting from a stronger US dollar.

Net Earnings and Adjusted Net Earnings(1)

Net Earnings

Net earnings in Q1 2021 totalled $161.2 million ($0.60 per share) compared to $202.9 million ($0.79 per share) in Q1 2020 and $232.6 million ($0.86 per share) the previous quarter. Compared to Q1 2020, the most significant factor contributing to the change in net earnings was a $73.6 million ($50.8 million after tax or $0.19 per share) reduction related to other income in Q1 2020 of $72.2 million versus other loss of $1.4 million in Q1 2021. Other income in Q1 2020 reflected $72.9 million of foreign exchange gains during the quarter resulting from a significant strengthening of the US dollar. Other factors impacting net earnings compared to the same period a year ago were an $11.3 million increase in depletion and depreciation expense ($8.0 million after tax or $0.03 per share) and $8.5 million increase in production costs ($5.3 million after tax or $0.02 per share), with both increases largely reflecting the impact of only two months of results for Detour Lake in Q1 2020, from the acquisition date of January 31, 2020 to March 31, 2020, partially offset by depletion and depreciation expense and production costs at Holt Complex prior to operations being suspended effective April 2, 2020. Having a favourable impact on the change in net earnings from Q1 2020 was $33.8 million ($24.9 million or $0.09 per share) of transaction fees in last year’s first quarter related to the Detour Gold acquisition. In addition, earnings per share versus Q1 2020 was reduced by $0.03 due to a higher number of share outstanding in Q1 2021 (267.1 million shares) versus Q1 2020 (257.4 million shares). The higher number of shares in Q1 2021 reflected the issuance of 77,217,129 shares as consideration for the acquisition of Detour Gold on January 31, 2020 (outstanding for two months of Q1 2020), offset by the impact of shares repurchased through the Company’s NCIB since the end of Q1 2020.

Net earnings in Q1 2021 compared to net earnings of $232.6 million ($0.86 per share) the previous quarter. The $139.7 million or 20% reduction in revenue was the primary driver of lower earnings compared to Q4 2020, reducing net earnings by $96.2 million after tax or $0.36 per share. Also contributing to lower net earnings compared to the previous quarter was a $21.8 million ($16.0 million after tax or $0.06 per share) increase in production costs, mainly reflecting higher milling and consumable costs at Detour Lake as well as the impact of increased mining rates and milling costs at Macassa. Partially offsetting these factors was a $39.7 million ($26.7 million or $0.10 per share) favourable impact from a reduction in other loss in Q1 2021 versus Q4 2020, with other loss in Q4 2020 of $41.1 million largely related to $35.0 million of foreign exchanges losses resulting from a weakening of the US dollar during the quarter. Lower depletion and depreciation costs compared to the previous quarter ($104.1 million versus $120.9 million in Q4 2020) had a $16.8 million ($10.7 million after tax or $0.04 per share) benefit and largely reflected inclusion of approximately $10.0 million of depletion and depreciation expense at Detour Lake in Q4 2020 related to revisions to depletion and depreciation expense during the first three quarters of 2020. The Company expects depletion and depreciation expense to average slightly higher than the Q1 2021 total of $104.1 million over the remaining quarters of 2021.

Adjusted Net Earnings(1)

Adjusted net earnings(1) in Q1 2021 totalled $167.8 million ($0.63 per share) versus $179.2 million ($0.70 per share) in Q1 2020 and $265.8 million ($0.98 per share) in Q4 2020. The difference between net earnings and adjusted net earnings in Q1 2021 mainly reflected the exclusion from adjusted net earnings of write-offs related to property, plant and equipment at Holt Complex of $6.5 million ($4.5 million after tax) and $5.7 million of foreign exchange gains ($4.0 million after tax), both of which are included in other loss/income, care and maintenance costs of $4.2 million ($2.9 million after tax) and $2.9 million ($2.0 million after tax) of COVID-19 costs mainly at Detour Lake. The difference between net earnings and adjusted net earnings in Q1 2020 related to the exclusion from adjusted net earnings of the $72.9 million pre-tax ($52.5 million after tax) of foreign exchange gains, partially offset by the exclusion of $33.8 million ($24.9 million after tax) of transaction costs related to the Detour Gold acquisition, $3.7 million ($2.6 million after tax) of severance costs and $1.5 million ($1.3 million after tax) related to a mark-to-market loss on fair valuing the Company’s warrant investments. The difference between net earnings and adjusted net earnings(1) in Q4 2020 mainly related to the exclusion from adjusted net earnings(1) of $35.0 million ($22.8 million after tax) of foreign exchange losses relating to a weakening of the US dollar against the Canadian and Australian dollars during the quarter.

Cash and Cash Flow

The Company’s cash balance at March 31, 2021 totalled $792.2 million, which compared to cash of $847.6 million at December 31, 2020. Net cash provided by operating activities totalled $208.2 million, which compared to net cash provided by operating activities of $241.5 million in Q1 2020 and $420.9 million the previous quarter. The change from both prior periods largely related to reduce net earnings, the impact of changes in non-cash working capital and a higher cash income taxes paid as a proportion of total income expense largely reflecting the timing of tax instalment payments. Net cash used in investing activities in Q1 2021 totalled $164.2 million, reflecting additions to mining interests and plant and equipment totalling $165.5 million during the quarter. Contributing to the $98.2 million of net cash used in financing activities in Q1 2021 was $50.3 million used for dividends, mainly reflecting a 50% increase in the quarterly dividend, to $0.1875 per share, effective the Q4 2020 dividend payment on January 14, 2021 to shareholders of record on December 31, 2020 as well as $46.3 million used to repurchase 1,074,100 shares in early January through the Company’s NCIB.

Free cash flow(1)

Free cash flow(1) in Q1 2021 totalled $42.7 million, which compared to free cash flow(1) of $130.9 million in Q1 2020 and $232.4 million the previous quarter. The change in free cash flow compared to both prior periods mainly reflected lower net cash provided by operating activities. In addition, the change from Q1 2020 also reflected an increase in mineral property additions and additions to property, plant and equipment to $165.5 million in Q1 2021 versus $110.6 million for the same period in 2020. Mineral property additions and additions to property, plant and equipment in Q4 2020 totalled $188.5 million.

(1)The Review of Financial Performance section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 26 – 32 of the MD&A for the three months ended March 31, 2021.

Review of Operating Mines

Detour Lake

Production at Detour Lake in Q1 2021 totalled 146,731 ounces, which involved processing 5,701,704 tonnes at an average grade of 0.87 g/t and average recoveries of 92.2%. Production in Q1 2021 was above target levels and compared to production for the two months in Q1 2020 following the acquisition of Detour Lake on January 31, 2020 of 91,555 ounces, which resulted from processing 3,708,022 tonnes at an average grade of 0.84 g/t and average recoveries of 90.9%. For the full three months of Q1 2020, production totalled 138,051 ounces reflecting the processing of 5,612,618 tonnes at an average grade of 0.84 g/t and average recoveries of 91.1%. Production in Q1 2021 compared to production in Q4 2020 of 153,143 ounces, which involved processing 5,829,230 tonnes at an average grade of 0.89 g/t and average recoveries of 91.8%. The change in production from the previous quarter reflected reduced mill throughput with first quarter processing rates typically the lowest of the year due to seasonal factors. The 5,701,704 tonnes processed in Q1 2021 was a record level for first-quarter processing. Also during Q1 2021, the Detour Lake processing plant achieved a new daily throughput record of 80,339 tonnes on March 24, 2021.

Production costs at Detour Lake in Q1 2021 totalled $108.3 million (including $2.6 million of COVID-19 related costs), which compared to $87.8 million for two months in Q1 2020, from January 31, 2020 to March 31, 2020, and $95.1 million (including $1.2 million of COVID-19 related costs) in Q4 2020. Operating cash costs per ounce sold(1) averaged $748 in Q1 2021 versus $696 in Q1 2020 and $612 the previous quarter. The increase in operating cash costs per ounce sold(1) compared to Q1 2020 largely related to a stronger Canadian dollar in Q1 2021, as well as higher stripping and milling costs, while the increase from Q4 2020 mainly reflected higher mill maintenance costs and higher costs for consumables, mainly diesel. AISC per ounce sold(1) averaged $1,064 in Q1 2021 compared to $1,108 in Q1 2020 and $1,207 in Q4 2020. During Q1 2021, sustaining capital expenditures(1) at Detour Lake totalled $37.5 million versus $42.4 million for two months Q1 2020 and $80.7 million the previous quarter. The reduction in sustaining capital expenditures compared to the previous quarter mainly reflected lower deferred stripping costs, with the majority of these expenditures in 2021 being included in growth capital expenditures, as well as lower expenditures related to the tailings management area. On a per ounce sold basis, sustaining capital expenditures(1) totaled $266 in Q1 2021 versus $384 in Q1 2020 and $527 the previous quarter.

Growth projects: Growth capital expenditures at Detour Lake in Q1 2021 totalled $27.8 million, including $14.9 million related to deferred stripping with the remaining $12.9 million related to the procurement of mobile equipment and projects involving the tailing management area, process plant as well as construction of a new assay lab and airfield. As indicated in the Company’s press release dated December 10, 2020, deferred stripping costs at Detour Lake in 2021 are expected to be largely included in growth capital expenditures and relate to a significant stripping campaign as part of Phase 4, which will support production in future years.

Macassa

Production at Macassa in Q1 2021 totalled 47,437 ounces compared to production of 50,861 ounces in Q1 2020 and 52,283 ounces the previous quarter. Production in Q1 2021 resulted from processing 76,231 tonnes at an average grade of 19.8 g/t and average recoveries of 97.9%, which compared to 82,256 tonnes processed in Q1 2020 at an average grade of 19.7 g/t and average recoveries of 97.7% and 74,353 tonnes at an average grade of 22.4 g/t and average recoveries of 97.7% in Q4 2020. The change in production from Q1 2020 reflected lower tonnes processed, while the change from Q4 2020 was mainly due to lower planned grades during Q1 2021 due to mine sequencing.

Production costs in Q1 2021 totalled $35.0 million versus $26.4 million in Q1 2020 and $27.2 million the previous quarter. Operating cash costs per ounce sold(1) averaged $699 in Q1 2021 compared to $536 for the same period in 2020 and $534 in Q4 2020. The increase in operating costs compared both to both prior periods largely reflected higher operating tonnes mined in Q1 2021 (ore and waste), increased maintenance costs related to mobile mine equipment and processing, as well as the impact of a stronger Canadian dollar (mainly versus Q1 2020). AISC per ounce sold(1) averaged $947 in Q1 2021 compared to $850 in Q1 2020 and similar to AISC per ounce sold(1) of $941 the previous quarter. The change from both prior periods reflected higher levels of operating cash costs offset by reduced sustaining capital expenditures. Sustaining capital expenditures(1) totalled $9.3 million ($189 per ounce sold), which compared to sustaining capital expenditures of $14.4 million ($284 per ounce sold) in Q1 2020 and $17.3 million ($338 per ounce sold) in Q4 2020, with reduced sustaining capital expenditures in Q1 2021 reflecting the completion, or near completion, of a number of projects in the mine and mill during Q4 2020, lower than planned levels of capital development and revised timing for delivery of new mobile equipment, with the delivery of some equipment planned in Q1 2021 now expected in Q2 2021.

Growth projects: Growth capital(1) expenditures at Macassa for Q1 2021 totalled $16.1 million. Of total growth expenditures for the quarter, $8.9 million related to the #4 Shaft project. During Q1 2021, the shaft advanced approximately 750 feet and had reached a depth of 5,000 feet as of March 31, 2021. The project ended Q1 2021 more than one month ahead of schedule on track for completion in late 2022. An additional $5.3 million of growth capital expenditures in Q1 2021 related to a ventilation expansion project, involving the development of two new ventilation raises. The first raise is targeted for completion by the end of Q2 2021, with the second expected to be completed in the first half of 2022. The two new raises will add approximately 200,000 cubic feet per minute (“cfm”) of additional ventilation into the mine. The remaining growth capital expenditures in Q1 2021 mainly related to a number of underground projects, including lateral development from the mine towards the #4 Shaft and construction of a new underground truck shop, which was completed around the end of March.

Fosterville Mine

The Fosterville Mine produced 108,679 ounces in Q1 2021 based on processing 174,206 tonnes at an average grade of 19.8 g/t and average mill recoveries of 98.2%. Q1 2021 production compared to production of 159,864 ounces in Q1 2020, when the mine processed 118,701 tonnes at an average grade of 42.4 g/t and average recoveries of 98.8%. Q1 2021 production compared to production of 164,008 ounces the previous quarter when the mine processed 183,635 tonnes at an average grade of 28.1 g/t and average recoveries of 98.9%. The change from both prior periods reflected a lower average grade consistent with the Company’s previously-stated plan to reduce production in the Swan Zone by increasing mining activities in other, lower-grade, areas of the mine, with the intention of creating a more sustainable operation over a longer period while the Company continues its extensive exploration program. Production in Q1 2021 exceeded planned levels mainly reflecting grade outperformance in the Swan Zone in March. The Swan Zone accounted for 42% of tonnes milled and 72% of ounces produced in Q1 2021, which compared to 62% and 93%, respectively, in Q1 2020.

Production costs were $26.8 million in Q1 2021 versus $18.9 million in Q1 2020 and $25.9 million the previous quarter, with the increase from the same period in 2020 largely resulting from significantly higher business volumes with tonnes mined and milled considerably higher than in Q1 2020, as well as the impact of a significantly stronger Australian dollar in Q1 2021 versus Q1 2020. Operating cash costs per ounce sold(1) averaged $228, compared to operating cash costs per ounce sold(1) of $126 in Q1 2020 and $156 the previous quarter. The change compared to Q1 2020 reflected a lower average grade in Q1 2021, higher operating cash costs per ounce sold(1) compared to Q4 2020. AISC per ounce sold(1) averaged $423 versus $313 in Q1 2020 and $314 in Q4 2020. Sustaining capital expenditures in Q1 2021 totalled $12.4 million, or $106 per ounce sold, which compared to sustaining capital expenditures of $16.1 million or $105 per ounce sold in Q1 2020 and $11.5 million or $69 per ounce in Q4 2020.

Growth projects: Growth capital expenditures(1) at Fosterville for Q1 2021, excluding capitalized exploration, totalled $1.6 million, which was mainly related to land procurement.

(1)The Review of Operating Mines section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 26 – 32 of the MD&A for the three months ended March 31, 2021.

PERFORMANCE AGAINST FULL-YEAR 2021 GUIDANCE

The Company’s full-year guidance for 2021 was announced in a press release dated December 10, 2020. Included in the guidance for the year was production of 1,300,000 – 1,400,000 ounces (1,369,652 ounces produced in 2020), operating cash costs per ounce sold(1) of $450 – $475 ($404 in 2020) and AISC per ounce sold(1) of $790 – $810 ($800 in 2020). Continued solid operating results in 2021 are expected to be driven by strong production growth and lower AISC per ounce sold(1) at Detour Lake, largely reflecting higher average grades and increased mill throughput, as well as improved results at Macassa after operations were significantly impacted by COVID-19 and excessive heat in the mine during parts of 2020. These factors are expected to offset lower production and higher unit costs at Fosterville as the mine transitions to a lower-grade, higher-tonnage production profile reflecting efforts by the Company to create a more sustainable operation by extending the production life of the Swan Zone. Also included in full-year 2021 guidance are higher growth capital expenditures(1), with the increase mainly at Detour Lake reflecting a shift in deferred stripping costs from sustaining capital expenditures(1) to growth capital expenditures(1) as well as plans to complete a number of growth capital projects, including investments in mill improvements, increased tailings capacity, completion of an assay lab (construction commenced in 2020) and other enhancements to site infrastructure. Exploration and evaluation expenditures are expected to reach a record level of $170 – $190 million, with extensive exploration programs planned at all three of the Company’s cornerstone assets. Both Corporate G&A and royalty costs are expected to remain largely unchanged from 2020 levels.

As part of the press release issued on December 10, 2020, the Company indicated that production in 2021 would be weighted to the second half of the year largely reflecting mine sequencing, with lower grades expected at all three cornerstone assets early in the year, particularly in the first quarter. At that time, production guidance for the first and second halves of the year was provided, including 600,000 – 650,000 ounces for the first half of 2021 and 700,000 – 750,000 ounces for the final six months of the year. The Company also indicated that, based on the weighting of production, as well as the timing for sustaining capital expenditures(1), AISC per ounce sold(1) was expected to average over $900 in the first six months of 2021, and be highest in Q1 2021, improving to approximately $700 during the second half of the year. In a press release dated February 25, 2021, the Company reiterated this guidance and provided additional information on expected production in the first half of 2021, indicating that production was expected to total 270,000 – 290,000 ounces in Q1 2021 and 330,000 – 360,000 ounces in Q2 2021. The Company also indicated that AISC per ounce sold(1) was expected to average approximately $1,000 in Q1 2021 and approximately $900 in Q2 2021.

Full-Year 2021 Guidance - Issued on December 10, 2020

($ millions unless otherwise stated)(1)	Macassa	Detour Lake	Fosterville	Consolidated
Gold production (kozs)	220 – 255	680 – 720	400 – 425	1,300 - 1,400
Operating cash costs/ounce sold ($/oz)(2)	$450 - $470	$580 - $600	$230 - $250	$450 - $475
AISC/ounce sold ($/oz)(2)				$790 - $810
Operating cash costs ($M)(2)				$600 - $630
Royalty costs ($M)				$82 - $88
Sustaining capital ($M)(2)(3)				$280 - $310
Growth capital ($M)(2)(3)				$250 - $275
Exploration ($M)(4)				$170 - $190
Corporate G&A ($M)(5)				$50 - $55

(1)The Company’s 2021 guidance assumes an average gold price of $1,800 per ounce as well as a US$ to C$ exchange rate of 1.31 and a US$ to A$ exchange rate of 1.39. Assumptions used for the purposes of guidance may prove to be incorrect and actual results may differ from those anticipated.
(2)See “Non-IFRS Measures” set out starting on page 26 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital.
(3)Capital expenditures exclude capitalized depreciation.
(4)Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration. Also includes capital expenditures for the development of exploration drifts.
(5)Excludes share-based payment expense (including expense related to share price changes).

Q1 2021 Results

($ millions unless otherwise stated)(1)	Macassa	Detour Lake	Fosterville	Consolidated
Gold production (kozs)	47,437	146,731	108,679	302,847
Operating cash costs/ounce sold ($/oz)(2)	$699	$748	$228	$542
AISC/ounce sold ($/oz)(2)				$846
Operating cash costs ($M)(2)				$167.0
Royalty costs ($M)				$18.4
Sustaining capital ($M)(2)(3)				$60.5
Growth capital ($M)(2)(3)				$46.3
Exploration ($M)(4)				$42.4
Corporate G&A ($M)(5)				$13.5

(1)Average exchange rates in Q1 2021 included a US$ to C$ exchange rate of 1.27 and a US$ to A$ exchange rate of 1.29.
(2)See “Non-IFRS Measures” set out starting on page 26 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital.
(3)Capital expenditures exclude capitalized depreciation.
(4)Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration. Also includes capital expenditures for the development of exploration drifts.
(5)Excludes share-based payment expense (including expense related to share price changes).

Gold production in Q1 2021 totalled 302,847 ounces, which exceeded the guidance range of 270,000 – 290,000 ounces issued on February 25, 2021. The outperformance versus guidance largely resulted from higher than expected production at both Fosterville and Detour Lake in March, with Fosterville benefiting from significant grade outperformance and Detour Lake achieving higher than planned grades and tonnes processed. At the end of Q1 2021, the Company was on track to achieve the full-year 2021 production guidance of 1,300,000 – 1,400,000 ounces. Production at Fosterville totalled 108,679 ounces, above target levels and compared to 159,864 ounces in Q1 2020 and 164,008 ounces the previous quarter. The change from both prior periods mainly reflected the transition to a lower-grade, higher-tonnage production profile in order to extend the production life of the Swan Zone by increasing production in other, lower-grade, areas of the mine. Production at Detour Lake in Q1 2021 of 146,731 also exceeded expected levels and compared to production of 91,555 ounces for two months in Q1 2020 following the completion of the Detour Gold acquisition on January 31, 2020 (138,051 ounces for the full quarter) and 153,143 ounces in Q4 2020. Production at Macassa totalled 47,437 ounces versus 50,861 ounces for the same period in 2020 and 52,283 ounces in Q4 2020. Production at Macassa is expected to exceed the Q1 2021 level in the remaining three quarters of 2021, with the mine continuing to target 220,000 – 255,000 ounces for the full year.

Production costs for Q1 2021 totalled $170.1 million, while operating cash costs(1) totalled $167.0 million, in line with target levels.

Operating cash costs per ounce sold(1) for Q1 2021 averaged $542, better than expected levels for the quarter mainly due to the favourable impact on sales volumes of grade outperformance at Fosterville and both higher than planned grades and tonnes processed at Detour Lake. As quarterly sales volumes increase over the balance of the year, operating cash costs per ounce sold(1) are expected to improve, with the Company continuing to target average operating cash costs per ounces sold(1) for full-year 2021 of $450 – $475.

AISC per ounce sold(1) for Q1 2021 averaged $846, significantly better than guidance for the quarter of approximately $1,000. The better than expected AISC per ounce sold(1) in Q1 2021 resulted from higher than planned sales volumes and lower than expected sustaining capital expenditures during March, when AISC per ounce sold(1) averaged $667. The Company remains on track to achieve the full-year 2021 guidance for AISC per ounce sold(1) of $790 – $810, with AISC per ounce sold(1) in the second half of 2021 targeted at approximately $700.

Royalty costs for Q1 2021 totalled $18.4 million, reflecting sales volumes during Q1 2021. Royalty costs are expected to increase as gold sales increase during the year, with the Company continuing to target total royalty costs for the 2021 of $82 – $88 million.

Sustaining capital expenditures(1) for Q1 2021 totalled $60.5 million, excluding capitalized depreciation, below target levels, largely reflecting lower than planned capital development and mobile equipment procurement at both Macassa and Fosterville during Q1

2021. Sustaining capital expenditures(1) are expected to increase in Q2 2021 with the Company continuing to target $280 – $310 for full-year 2021.

Growth capital expenditures(1) totalled $46.3 million for Q1 2021 (excluding capitalized exploration), in line with target levels for the quarter and compared to full-year 2021 guidance of $250 – $275 million. Of growth capital expenditures(1) in Q1 2021, $27.8 million were at Detour Lake, including $14.9 million related to deferred stripping with the remaining $12.9 million related to the procurement of mobile equipment and projects involving the tailing management area, process plant as well as construction of a new assay lab and airfield. Growth capital expenditures(1) at Macassa totalled $16.1 million, with $8.9 million related to the #4 Shaft project, which reached 5,000 feet of advance as at March 31, 2021 and ended the quarter over a month ahead of schedule, and $5.3 million for a ventilation expansion project involving development of two ventilation raises. Growth capital expenditures(1) at Fosterville totaled $1.6 million largely related to land procurement.

Exploration and evaluation expenditures for Q1 2021 totalled $42.4 million (including capitalized exploration). Of the $42.4 million of exploration expenditures in Q1 2021, $20.6 million was at Fosterville where drilling and development continued in the Lower Phoenix System, as well as at Robbin’s Hill, Cygnet and Harrier. Exploration expenditures at Macassa in Q1 2021 totalled $11.9 million with drilling mainly targeting the continued expansion of the South Mine Complex (“SMC”) and testing targets along the Amalgamated Break. Detour Lake accounted for $8.4 million of exploration expenditures in Q1 2021, with remaining exploration expenditures mainly related to drilling regional targets in Northern Ontario.

Corporate G&A expense for Q1 2021 totalled $13.5 million, with the Company continuing to target full-year 2021 Corporate G&A costs of $50 – $55 million.

(1)The Performance Against Full-Year 2021 Guidance section includes references to Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 26-32 of the MD&A for the three months ended March 31, 2021.

Q1 2021 Financial Results and Conference Call Details

A conference call to discuss the Q1 2021 results will be held by senior management today, Thursday, May 6, 2021, at 2:00 pm ET. Call-in information is provided below. The call will also be webcast and accessible on the Company’s website at www.kl.gold.

Date:	THURSDAY, MAY 6, 2021
Conference ID:	4145117
Time:	2:00 pm ET
Toll-free number:	(833) 968-2183
International callers:	+1 2363892444
Webcast URL:	https://event.on24.com/wcc/r/3081991/D726963DC943C16176BDB9AB6BD7CD47

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a senior gold producer operating in Canada and Australia that is targeting 1,300,000 – 1,400,000 ounces of production in 2021. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold’s solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.kl.gold.

Qualified Persons

The technical contents related to Kirkland Lake Gold Ltd. mines and properties in this press release, have been reviewed and approved by Natasha Vaz, P.Eng., Senior Vice President, Technical Services and Innovation, Eric Kallio, P.Geo, Senior Vice President, Exploration and Andre Leite, P.Eng., AUSIMM CP (MIN), MEng., Technical Services Manager. Ms. Vaz, Mr. Kallio and Leite are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this press release.

Non-IFRS Measures

The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Free Cash Flow and Adjusted Free Cash Flow

In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities.

The Company discloses free cash flow as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow after capital investments and build the cash resources of the Company. The Company also discloses and calculates adjusted free cash flow by excluding items from free cash flow. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities.

Operating Cash Costs and Operating Cash Costs per Ounce Sold

Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ounce of gold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Sustaining and Growth Capital

Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. Both measurements are used by management to assess the effectiveness of investment programs.

AISC and AISC per Ounce Sold

AISC and AISC per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital expenditures, growth exploration expenditures, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounce sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including foreign exchange gains and losses, transaction costs and executive severance payments, purchase price adjustments reflected in inventory and other items. Adjusted net earnings per share is calculated using the weighted average number of shares outstanding for adjusted net earnings per share.

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)

EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Working Capital

Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute ‘forward looking statements’, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Company’s properties and the anticipated timing thereof, expected production from, and the further potential of the Company’s properties, the potential to increase the levels of mineral resources and mineral reserves and potential conversion of mineral resources; the anticipated timing and commencement of exploration programs on various targets within the Company’s land holdings and the implication of such exploration programs (including but not limited to any potential decisions to proceed to commercial production), the anticipated overall impact of the Company’s COVID19 response plans, including measures taken by the Company to reduce the spread of COVID19, including but not limited to the rapid testing implemented at the Company’s sites, the ability to lower costs and gradually increase production, the ability of the Company to successfully achieve business objectives, the ability of the Company to achieve its longer-term outlook and the anticipated timing and results thereof, the performance of the Company’s equity investments and the ability of the Company to realize on its strategic goals with respect to such investments, the effects of unexpected costs, liabilities or delays, the potential benefits and synergies and expectations of other economic, business and or competitive factors, including the ability of the Company to realize on certain planned synergies associated with the acquisition of Detour Gold Corporation, the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the US dollar), mark-to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, risks related to information technology and cybersecurity, timing and costs associated with the design, procurement and construction of the Company’s various capital projects, including but not limited to potential future impacts and effects of COVID19, including but not limited to potential future delays and unanticipated suspension or interruption of operations, the #4 Shaft project at the Macassa Mine, the ventilation, paste plant, transformer and water treatment facility at the Fosterville Mine, the ability to obtain all necessary permits associated with Detour Lake, the ability to obtain the necessary permits in connection with all of its various capital projects, including but not limited to the rehabilitation of the Macassa tailings facility and the development of a new tailings facility and the anticipated results associated therewith, the West Detour project, processing plant expansion at the Detour Lake Mine, the ability to obtain renewals of certain exploration licences in Australia, native and aboriginal heritage issues, including but not limited to ongoing negotiations and consultations with the Company’s First Nations partners, risks relating to infrastructure, permitting and licenses, exploration and mining licences, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, including but not limited to risks associated with reclamation and closure obligations relating to the Northern Territory projects, risks relating to the Northern Territory wet season, risks relating to litigation and unanticipated costs to assume the defence of such litigation, risks relating to applicable tax and potential reassessments thereon, risks relating to changes to tax law and regulations and the Company's interpretation thereof, foreign mining tax regimes and the potential impact of any changes to such foreign tax regimes, competition, currency fluctuations, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the AIF of the Company for the year ended December 31, 2019 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for eventual economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that Measured or Indicated mineral resources can be upgraded to mineral reserves through continued exploration and positive economic assessment.

Information Concerning Estimates Of Mineral Reserves And Measured, Indicated And Inferred Resources

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ significantly from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”) applicable to domestic reporting companies. Investors are cautioned that information contained in this Annual Information Form may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@kl.gold